October 24, 2023

Mr. Robert Shapiro
Mr. Doug Jones
Division of Corporation Finance
Office of Trade & Services
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

    Re:    Yelp Inc.
        Form 10-K for Fiscal Year Ended December 31, 2022
        Response dated September 29, 2023
        File No 001-35444

Ladies and Gentlemen:
Yelp Inc. (“we,” “us,” “our” or the “Company”) is providing this letter in response to comments received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated October 10, 2023 (the “Comment Letter”), regarding our Annual Report on Form 10-K for the year ended December 31, 2022 (the “Annual Report”) and our response to comments received from the Staff by letter dated September 7, 2023. The following information is provided in response to the Staff’s comments included in the Comment Letter, which comments we have incorporated into this response letter in italics for the Staff’s convenience. Please note that the headings and numbering set forth below correspond to the headings and numbering reflected in the Comment Letter.
Form 10-Q for the Fiscal Quarter Ended June 30, 2023
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources
Material Cash Requirements, page 33
1.Refer to your response to comment 2. Please disclose if the deferral of federal income tax payments pursuant to the tax relief provided by the IRS release CA-2023-03, which provided relief to companies in connection with the severe winter storms in certain counties in California, is a known commitment which is reasonably expected to materially decrease your liquidity and the relevant time period for this cash requirement. We note the postponement of the payment of federal income taxes including quarterly estimated payments has resulted in a $40 million increase in taxes payable at June 30, 2023. If you do not believe this obligation will impact your material cash requirements, please tell us why. Refer to Item 303(b)(1) of Regulation S-K.

Yelp Inc. ● 350 Mission Street, 10th Floor, San Francisco, California 94105 ● Telephone: 415.908.3801 ● Fax: 415.908.3833

We respectfully advise the Staff that we remitted the federal income tax payments deferred pursuant to the Internal Revenue Service (“IRS”) release CA-2023-03 in October 2023 upon filing our 2022 federal tax return, the final amount of which totaled approximately $2.0 million. This amount comprised the 2023 deferred federal income tax payments offset by overpayment of our 2022 quarterly estimated payments. The deferred payments were ultimately significantly lower than previously anticipated in large part as a result of IRS guidance published in the third quarter of 2023 that reduced the amount of research and development expenses required to be capitalized. Our payment of the final amount did not materially decrease our liquidity.
While the increase in our taxes payable balance from December 31, 2022 to June 30, 2023 primarily reflected the accumulation of deferred federal income tax payments, it also reflected higher income taxes in 2023 compared to 2022. We further respectfully advise the Staff that this increase in federal income taxes — which was the result of an increase in income before taxes and the requirement to capitalize certain research and development expenses under the U.S. Tax Cuts and Jobs Act (the “Tax Act”) — was a known obligation that we reasonably expected to be a material cash requirement, as disclosed in our discussion of material cash requirements in the Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources sections of the Annual Report and our Quarterly Report on Form 10-Q for the quarter ended June 30, 2023 (the “Quarterly Report”):
We believe that our existing cash, cash equivalents and marketable securities, together with any cash generated from operations, will be sufficient to meet our material cash requirements for the next 12 months and beyond, including … the potential payment of a higher amount of income taxes in 2023 and beyond, primarily due to the requirement to amortize certain research and development expenses under the Tax Act[.]
We further respectfully advise the Staff that we did not quantify the potential increase in federal income taxes because we could not do so with reasonable certainty. As described in the Quarterly Report in the Management’s Discussion and Analysis of Financial Condition and Results of Operations — Results of Operations section under “Provision for Income Taxes,” estimates of our tax liability depend on a number of factors that are not in our direct control and/or that are subject to variability, such as potential legislative reforms, IRS interpretive guidance and our stock price, making them inherently uncertain.
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Please do not hesitate to contact me or David Peinsipp of Cooley LLP, the Company’s outside legal counsel, at (415) 693-2177 if you have any questions or would like additional information regarding these matters.
Sincerely,
/s/ David Schwarzbach
Chief Financial Officer, Yelp Inc.
Yelp Inc. ● 350 Mission Street, 10th Floor, San Francisco, California 94105 ● Telephone: 415.908.3801 ● Fax: 415.908.3833

cc:    Aaron Schur, Senior Vice President, Legal and General Counsel
    David Peinsipp, Cooley LLP
Yelp Inc. ● 350 Mission Street, 10th Floor, San Francisco, California 94105 ● Telephone: 415.908.3801 ● Fax: 415.908.3833